UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-1 and Rule 13d-2)

(Amendment No. 4)

Under the Securities Exchange Act of 1934

YONGYE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

98607B106
(CUSIP Number)

Marco Chung
Morgan Stanley
Level 46, International Commerce Centre
1 Austin Road West, Kowloon
Hong Kong
+(852) 2848-5200

With a copy to:

John E.  Lange, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98607B106	SC 13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,858,136
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,858,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,858,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% 2
14	TYPE OF REPORTING PERSON HC, CO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 55,147,596 shares outstanding on an as-converted basis as of October 16, 2012 provided by the Company.

CUSIP No. 98607B106	SC 13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MS HOLDINGS INCORPORATED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,738,595
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,738,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,738,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% 2
14	TYPE OF REPORTING PERSON HC, CO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 55,147,596 shares outstanding on an as-converted basis as of October 16, 2012 provided by the Company.

CUSIP No. 98607B106	SC 13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,738,595
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,738,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,738,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% 2
14	TYPE OF REPORTING PERSON HC, CO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 55,147,596 shares outstanding on an as-converted basis as of October 16, 2012 provided by the Company.

CUSIP No. 98607B106	SC 13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,738,595
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,738,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,738,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% 2
14	TYPE OF REPORTING PERSON OO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 55,147,596 shares outstanding on an as-converted basis as of October 16, 2012 provided by the Company.

CUSIP No. 98607B106	SC 13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,738,595
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,738,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,738,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% 2
14	TYPE OF REPORTING PERSON PN

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 55,147,596 shares outstanding on an as-converted basis as of October 16, 2012 provided by the Company.

CUSIP No. 98607B106	SC 13D	Page 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,738,595
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,738,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,738,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% 2
14	TYPE OF REPORTING PERSON PN

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 55,147,596 shares outstanding on an as-converted basis as of October 16, 2012 provided by the Company.

CUSIP No. 98607B106	SC 13D	Page 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,738,595
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,738,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,738,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% 2
14	TYPE OF REPORTING PERSON OO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 55,147,596 shares outstanding on an as-converted basis as of October 16, 2012 provided by the Company.

CUSIP No. 98607B106	SC 13D	Page 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MSPEA AGRICULTURE HOLDING LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,738,595
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,738,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,738,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% 2
14	TYPE OF REPORTING PERSON OO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 55,147,596 shares outstanding on an as-converted basis as of October 16, 2012 provided by the Company.

CUSIP No. 98607B106	SC 13D	Page 10

TABLE OF CONTENTS

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

SCHEDULES
A
B

SIGNATURES

EXHIBIT INDEX
EX−99.1
EX–99.2
EX–99.3

CUSIP No. 98607B106	SC 13D	Page 11

Item 1.  Security and Issuer.

The following constitutes Amendment No. 4 (the “Amendment”) to the Schedule 13D filed by the undersigned on June 10, 2011, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on August 26, 2011, Amendment No. 2 to the Schedule 13D filed on September 7, 2011 and Amendment No. 3 to the Schedule 13D filed on September 9, 2011 (as amended, the “Schedule 13D”).  Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.  Capitalized terms used but not defined in this Amendment have meanings provided in the Schedule 13D.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following.

This Amendment is being filed jointly on behalf of (i) Morgan Stanley, a Delaware corporation (“MS Parent”), (ii) MS Holdings Incorporated, a Delaware corporation (“MS Holdings”), (iii) Morgan Stanley Private Equity Asia III, Inc., a Delaware corporation (“MS Inc”), (iv) Morgan Stanley Private Equity Asia III, L.L.C., a Delaware limited liability company (“MS LLC”), (v) Morgan Stanley Private Equity Asia III, L.P., a Cayman Islands limited partnership (“MS LP”), (vi) Morgan Stanley Private Equity Asia Employee Investors III, L.P., a Cayman Islands limited partnership (“MS Employee”), (vii) Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd, a Cayman Islands limited liability company (“MSPEA Holdings”) and (viii) MSPEA Agriculture Holding Limited, a Cayman Islands limited liability company (“MSPEA”) (collectively, the “Reporting Persons”) to report a material change in the purpose of the transaction, discussed below in Item 4, and the issuance of 397,727  Preferred Shares to the Reporting Persons as paid-in-kind dividends on the Preferred Shares held by the Reporting Persons (the “PIK Shares”). The PIK Shares may be converted into Common Stock at any time at the Reporting Persons’ election. The Reporting Persons have entered into a joint filing agreement, dated as of October 16, 2012, a copy of which is attached hereto as Exhibit 99.1.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS Parent, MS Holdings, MS Inc, MSPEA Holdings and MSPEA, and the name, business address, present principal occupation or employment and citizenship of each executive officer of MS LLC, MS LP and MS Employee are set forth in Schedule A attached hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto and incorporated herein by reference, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule B attached hereto and incorporated herein by reference.

The Reporting Persons may be deemed to be a “group” with Mr. Wu, Full Alliance and Abax for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as a result of the Consortium Agreement and the Proposal Letter (each as defined below). However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Common Stock of the Issuer held by Mr. Wu, Full Alliance and Abax. The Reporting Persons are only responsible for the information contained in this Schedule 13D but assume no responsibility for information contained in any other Schedules 13D filed by Mr. Wu, Full Alliance and/or Abax.

Item 3.  Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following.

The Reporting Persons, together with the other members of the Consortium (as defined below) anticipate that, at the price per share set forth in the Proposal (as described in Item 4 below), approximately US$261 million would be expended in acquiring all of the outstanding capital stock of the Issuer that the Consortium does not already own.

CUSIP No. 98607B106	SC 13D	Page 12

It is anticipated that the funding for the Transaction (as defined below) will be provided by a combination of debt and equity capital. Equity financing will be provided by the members of the Consortium in the form of cash and/or through the rollover of existing equity interests in the Issuer held by certain members of the Consortium. Debt financing will be primarily provided by third party financial institutions.  The Consortium has held discussions with a Chinese bank which is experienced in financing going-private transactions and has expressed interest in providing loans to finance the Transaction, and the Consortium is confident that it will secure adequate financing to consummate the Transaction.

Item 4.  Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows.

MS Reporting Units originally acquired the Additional Shares in the ordinary course of business. The Reporting Persons originally acquired the Preferred Shares, the Purchased Shares, the Second Purchased Shares, the Third Purchased Shares and the PIK Shares for investment purposes.

On October 15, 2012, MSPEA entered into a consortium agreement (the “Consortium Agreement”) with Zishen Wu (“Mr. Wu”), Full Alliance International Limited (“Full Alliance”) and Abax Global Capital (Hong Kong) Limited (“Abax” and, together with MSPEA, Mr. Wu and Full Alliance, the “Consortium”), pursuant to which the Consortium will cooperate in good faith in connection with the Proposal (as defined below) to acquire all of the outstanding capital stock of the Issuer other than those shares (the “Shareholder Shares”) beneficially owned by the members of the Consortium, through a going-private transaction (the “Transaction”). The Consortium Agreement provides, among other things, for coordination in (i) performing due diligence, (ii) arranging financing, (iii) structuring and negotiating the Transaction and, if applicable, entering into definitive agreements with respect to the Transaction, and (iv) engaging advisors and sharing certain expenses. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (a) the 6-month anniversary of the date of the Consortium Agreement and (b) the termination of the Consortium Agreement on the occurrence of other termination events, including termination with respect to Abax if Abax has not provided written confirmation of continued interest within 60 days of the date of the Consortium Agreement, members of the Consortium have agreed (i) to work exclusively with each other with respect to the Transaction , (ii) not to sell, pledge, encumber or otherwise transfer the Shareholder Shares except for certain limited exceptions set forth in the Consortium Agreement, and (iii) not to enter into any voting agreement with respect to the Shareholder Shares. Upon a termination of the Consortium Agreement, the Consortium will negotiate in good faith to extend its term.

On October 15, 2012, the Consortium submitted a preliminary, non-binding letter (the “Letter”) to the Issuer’s board of directors (the “Board”).  In the Letter, the Consortium outlined its proposal (“Proposal”) for the Transaction. Under the Proposal, members of the Consortium propose to acquire, through an acquisition vehicle to be formed by them, all of the outstanding capital stock of the Issuer (other than the Shareholder Shares which will be rolled over in connection with the Transaction) for US$6.60 per share in cash. The Consortium intends to finance the Transaction through a combination of debt and equity financing. The Proposal also provides that, among other things, the Consortium will (a) conduct customary legal, financial and accounting due diligence on the Issuer and (b) negotiate and execute definitive agreements with respect to the Transaction. In the Proposal, members of the Consortium also stated that they expect that the Board will evaluate the Proposal independently before it can make its determination whether to endorse it.

References to the Consortium Agreement and the Letter in this Amendment are qualified in their entirety by reference to the Consortium Agreement and the Letter themselves, which are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated by reference as if set forth in their entirety.

If the Transaction is carried out and consummated, the Common Stock of the Issuer will no longer be traded on the NASDAQ Global Select Market and the registration of the Common Stock under Section 12 of the Exchange Act will be terminated. No assurance can be given that any proposal, any definitive agreement or any transaction relating to a proposed Transaction will be entered into or be consummated. The Letter provides that no binding obligation on the part of the Issuer or the Consortium shall arise with respect to the proposed Transaction unless and until definitive agreements have been executed.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the Consortium Agreement.

CUSIP No. 98607B106	SC 13D	Page 13

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of their investment in the Common Stock of the Issuer, subject to the terms of the Consortium Agreement, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives of the Issuer, members of the Board, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the Reporting Persons' investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, the Board, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs.

Depending on various factors, including, without limitations, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D. Subject to the terms of the Consortium Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of their Common Stock, engage in short−selling or hedging or similar transactions with respect to the Common Stock, and/or continue to hold Common Stock.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following.

The following disclosure assumes that there are 50,537,044 shares of Common Stock outstanding as of August 6, 2012, as set forth in the Issuer’s Form 10−Q/A, dated August 14, 2012. All calculations of beneficial ownership are made using the number of shares of Common Stock outstanding as of August 6, 2012 and the shares of Common Stock issuable upon the conversion of the Preferred Shares as of August 6, 2012.

By virtue of relationships reported in Item 2, each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 6,738,595 shares of Common Stock beneficially owned by MSPEA, which, based on calculations made in accordance with Rule 13d−3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), constitutes approximately 12.2% of the outstanding Common Stock. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than MSPEA to the extent of its pecuniary interest therein) that it is the beneficial owner of any of the PIK Shares, or for any other purpose, and such beneficial ownership is expressly disclaimed. Taken together, the Additional Shares, the shares of Common Stock issuable upon conversion of the Preferred Shares and the PIK Shares, the Purchased Shares, the Second Purchased Shares and the Third Purchased Shares constitute approximately 12.4% of the outstanding Common Stock. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Additional Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

In accordance with Securities and Exchange Commission (the “SEC”) Release No. 34−39538 (January 12, 1998) (the “Release”), this Amendment reflects the securities beneficially owned by MS Reporting Units of MS. This Amendment does not reflect securities, if any, beneficially owned by any affiliates or operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release. The MS Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the MS Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the

CUSIP No. 98607B106	SC 13D	Page 14

MS Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the MS Reporting Units.

MS Parent is filing this Amendment in its capacity as a parent company of MS Holdings, MS Inc, MS LLC, MS LP, MS Employee, MSPEA Holdings, MSPEA and the MS Reporting Units described above. The Reporting Persons are filing this Amendment jointly pursuant to Rule 13d−1(k)(i) promulgated under the Exchange Act, provided that, as contemplated by Rule 13d−1(k)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing of this Amendment, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

Except as set forth in Item 3 above, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the PIK Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following.

The descriptions of the principal terms of the Consortium Agreement and the Letter under Item 4 are incorporated herein by reference in their entirety.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement by and between MS Parent, MS Holdings, MS Inc, MS LLC, MS LP, MS Employee, MSPEA Holdings and MSPEA, dated October 16, 2012 (filed herewith)

Exhibit 99.2	Consortium Agreement, dated as of October 15, 2012, by and among Mr. Wu, Full Alliance, MSPEA and Abax (filed herewith)

Exhibit 99.3	Letter to the Board of Directors of Yongye International, Inc., dated October 15, 2012 (filed herewith)

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036.

Name	Title	Citizenship

*James P. Gorman	Chairman of the Board and Chief Executive Officer	Australia and United States

*Roy J. Bostock	Director	United States

*Erskine B. Bowles	Director	United States

*Howard J. Davies	Director	England

*Robert H. Herz	Director	United States

*C. Robert Kidder	Director and Lead Director	United States

*Klaus Kleinfeld	Director	Germany

*Donald T. Nicolaisen	Director	United States

*Hutham S. Olayan	Director	United States

*James W. Owens	Director	United States

*O. Griffith Sexton	Director	United States

*Ryosuke Tamakoshi	Director	Japan

*Masaaki Tanaka	Director	Japan

*Laura D’Andrea Tyson	Director	United States

Gregory J. Fleming	Executive Vice President, President of Asset Management and President of Global Wealth Management	United States

Eric F. Grossman	Executive Vice President and Chief Legal Officer	United States

Keishi Hotsuki	Chief Risk Officer	Japan

Colm Kelleher	Executive Vice President and Co-President of Institutional Securities	England and Ireland

Ruth Porat	Executive Vice President and Chief Financial Officer	United States

James A. Rosenthal	Executive Vice President and Chief Operating Officer	United States

Paul J. Taubman	Executive Vice President and Co-President of Institutional Securities	United States

* Director

EXECUTIVE OFFICERS AND DIRECTORS OF MS HOLDINGS INCORPORATED

The names of the directors and the names and titles of the executive officers of MS Holdings Incorporated and their principal occupations are set forth below.  Unless otherwise indicated, the business address of each of the directors or executive officers is that of MS Holdings Incorporated at 1585 Broadway, New York, New York 10036.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MS Holdings Incorporated.

Name	Title

Harvey Bertram Mogenson	Director and President 1633 Broadway, New York, NY 10019 United States

Louis A. Palladino, Jr.	Vice President 1633 Broadway, New York, NY 10019 United States

Walter E. Rein	Vice President 440 South LaSalle St. One Financial Plaza Chicago, Il 60605 United States

Noel C. Langlois	Vice President 100 Front Street, West Conshohocken, PA 19428, United States

Arthur J. Lev	Director and Vice President 522 Fifth Avenue, New York, NY 10036, United States

Ella D. Cohen	Vice President 522 Fifth Avenue, New York, NY 10036, United States

Marc Cozzolino	Vice President 522 Fifth Avenue, New York, NY 10036, United States

Craig Krasinski	Vice President 100 Front Street, West Conshohocken, PA 19428, United States

Matthew Paul Martin	Vice President 522 Fifth Avenue, New York, NY 10036, United States

Sheri Lynn Schreck	Vice President 522 Fifth Avenue, New York, NY 10036, United States

Robert Serafin	Vice President 201 Plaza Two, Jersey City, NJ 07311, United States

Anita Rios	Treasurer 750 Seventh Avenue, New York, NY 10019, United States

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley Private Equity Asia III, Inc. and their principal occupations are set forth below.  The business address of each of the directors or executive officers is as provided below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III, Inc.

Name	Title	Address

Hsuan Chin Chou	Director	International Commerce Centre 1 Austin Road West Kowloon Hong Kong

Alan K. Jones	Director, President and Managing Director	1585 Broadway New York, New York 10036

John J. Moon	Director	1585 Broadway New York, New York 10036

Fred Steinberg	Chief Financial Officer, Executive Director and Assistant Treasurer	1 New York Plaza New York, New York 10004

Jason Koenig	Chief Legal Officer and Secretary and Vice President	1221 Avenue of the Americas New York, New York 10020

Dariusz Garbowski	Vice President	1 New York Plaza New York, New York 10004

Robert M. Murphy	Vice President	440 South LaSalle St. One Financial Plaza Chicago, Illinois 60605

Christopher L. O'Dell	Vice President	522 Fifth Avenue New York, New York 10036
Walter E. Rein	Vice President	440 South LaSalle St. One Financial Plaza Chicago, Illinois 60605

Edwin van Keulen*	Vice President and Assistant Treasurer	1633 Broadway New York, New York 10019

* Citizenship – Dutch

Michael A. Henry	Chief Compliance Officer and Vice President	1221 Avenue of the Americas New York, New York 10020

Samantha Cooper	Vice President	1585 Broadway New York, New York 10036

Todd Martin	Vice President	1 New York Plaza New York, New York 10004

Scott William Moss	Vice President	1221 Avenue of the Americas New York, New York 10020

Christopher H. Norris	Vice President	2000 Westchester Avenue, Purchase, New York 10577

Anita Rios	Treasurer	750 Seventh Avenue, New York 10019

EXECUTIVE OFFICERS OF MORGAN STANLEY PRIVATE EQUITY ASIA III, LLC

The managing  member of Morgan Stanley Private Equity Asia III, L.L.C. is Morgan Stanley Private Equity Asia III, Inc.  Morgan Stanley Private Equity Asia III, L.L.C. does not have officers or directors.

EXECUTIVE OFFICERS  OF MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.

The general partner of Morgan Stanley Private Equity Asia III, L.P. is Morgan Stanley Private Equity Asia III, LLC.  Morgan Stanley Private Equity Asia III, L.P. does not have officers or directors.

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.

The general partner of Morgan Stanley Private Equity Asia Employee Investors III, L.P. is Morgan Stanley Private Equity Asia III, LLC. Morgan Stanley Private Equity Asia Employee Investors III, L.P. does not have officers or directors.

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

The name of the director and the names and titles of the executive officer of Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd and their principal occupations are set forth below.  The business address of each of the director or executive officer is also set forth below. Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd.

Name	Title	Address

Alan K. Jones	Director	1585 Broadway New York, New York 10036

Sally Seebode	Treasurer	3424 Peachtree Road, NE – 9th Floor Atlanta, Georgia 30326

Edwin van Keulen*	Treasurer	1633 Broadway New York, NY 10019

Christopher H. Norris	Vice President	201 Plaza Two Jersey City New Jersey, 07311

*Citizenship – Dutch

EXECUTIVE OFFICERS AND DIRECTORS OF MSPEA AGRICULTURE HOLDING LIMITED

The name of the director and the names and titles of the executive officer of MSPEA Agriculture Holding Limited and their principal occupations are set forth below.  The business address of each of the director or executive officer is also set below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MSPEA Agriculture Holding Limited.

Name	Title	Address

Alan K. Jones	Director	1585 Broadway New York, New York 10036

Sally Seebode	Treasurer	3424 Peachtree Road, NE – 9th Floor Atlanta, Georgia 30326

Edwin van Keulen*	Treasurer	1633 Broadway New York, NY 10036

*Citizenship – Dutch

SCHEDULE B

LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries. Morgan Stanley & Co. LLC (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.

(a) Starting in July 2003, Morgan Stanley received subpoenas and requests for information from various regulatory and governmental agencies, including the SEC, the NYSE and various states, in connection with industry-wide investigations of broker-dealers and mutual fund complexes relating to possible late trading and market timing of mutual funds. In December 2007, Morgan Stanley settled all claims with the SEC concerning late trading and market timing of mutual funds in the retail system over the period from January 2002 to August 2003.  Under the terms of the settlement, Morgan Stanley will, among other things, be censured and pay a monetary fine.

(b) On September 30, 2009, Morgan Stanley entered into an administrative settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve certain violations of the U.S. environmental laws allegedly committed by Morgan Stanley during 2005.  These alleged violations included: distribution of approximately 2.7 million gallons of reformulated gasoline that failed to comply with maximum benzene content limitations; failure to report volume and property information for each batch of gasoline blendstock imported and reformulated gasoline produced; failure to conduct an annual attest engagement; and failure to provide product transfer documents for each transfer of reformulated gasoline and each batch of previously certified gasoline.  Without admitting or denying the EPA’s allegations, Morgan Stanley agreed to resolve these matters for a civil penalty of $405,000.

(c) On June 24, 2010, Morgan Stanley and the Office of the Attorney General for the Commonwealth of Massachusetts (“Massachusetts OAG”) entered into an Assurance of Discontinuance (“AOD”) to resolve the Massachusetts OAG’s investigation of Morgan Stanley’s financing, purchase and securitization of certain subprime residential mortgages. The AOD provides for Morgan Stanley to make payments totaling approximately $102.7 million, and for Morgan Stanley to use its best efforts to implement certain business practices related to such activities on a prospective basis.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business.  Certain of such proceedings have resulted in findings of violation of federal or state securities laws.   Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference.  The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: October 16, 2012

MORGAN STANLEY

By:	/s/ Christina Huffman
Name: Christina Huffman
Title: Authorized Signatory

MS HOLDINGS INCORPORATED

By:	/s/ Harvey Bertram Mogenson
Name: Harvey Bertram Mogenson
Title: President

MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.

By:	/s/ Alan K. Jones
Name: Alan K. Jones
Title: President

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Alan K. Jones
Name: Alan K. Jones
Title: President

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Alan K. Jones
Name: Alan K. Jones
Title: President

MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Alan K. Jones
Name: Alan K. Jones
Title: President

MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

By:	/s/ Alan K. Jones
Name: Alan K. Jones
Title: Sole Director

MSPEA AGRICULTURE HOLDING LIMITED

By:	/s/ Alan K. Jones
Name: Alan K. Jones
Title: Sole Director

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement by and between MS Parent, MS Holdings, MS Inc, MS LLC, MS LP, MS Employee, MSPEA Holdings and MSPEA, dated October 16, 2012

Exhibit 99.2	Consortium Agreement, dated as of October 15, 2012, by and among Mr. Wu, Full Alliance, MSPEA and Abax

Exhibit 99.3	Letter to the Board of Directors of Yongye International, Inc., dated October 15, 2012